Artisan-made meets global scale.

This supply chain changes lives. Mela Artisans creates local jobs and preserves cultural knowledge while unlocking global distribution in the $727B and growing global home goods market.

MINIMUM INVESTMENT
$500

SHARE PRICE
$1.00

INVEST NOW

Form C | Offering Memo | Investor Education



Massive demand creates untapped opportunity

$727B

2023 Global
Home Goods Market

Source

9.8%

Growth in U.S. Market
Between 2023-2028

Source

$467B

Projected Market
by 2028

Source

The global decor industry often satisfies the immense demand for reasonably priced home goods by exploiting developing market labor and distributing low quality, boring products — despite the swell of consumer interest in ethically sourced home products.

> People don't simply want beautiful objects in their homes — they want their purchases to put more good in the world.

Meanwhile, highly skilled, local artisans in places like India are forced to walk away from multi-generational vocations because of a lack of meaningful distribution.



Between 1980-2010

~30%

Of India's Artisans have left their crafts

Source

The solution is local artisans — at scale

Over the past 13 years, Mela Artisans has created an industry-leading supply chain and extensive network of highly skilled artisans. These partnerships with 3500+ artisans across India provide consistent fair wages and a global market for their goods that enable them to keep their cultural heritage thriving while meeting the rising consumer demand for high quality, unique home goods produced in meaningful and responsible ways.



Extensive Product Capabilities

Mela Artisans designs and curates high-quality, contemporary home goods and accessories leveraging a broad range of heritage techniques.

Artisanal Suppliers

QALARA

Sourcing, Vendor Management, Shipping & Logistics, Quality Control


MELA ARTISANS
Design, Product Development, Merchandising, Sales, Operations
Value Retail
3PE
Boutique & Wholesale
DTC
TJ·maxx
HomeGoods
Marshalls
amazon
TARGET
Walmart
FAIRE
bloomingdale's
mela ARTISANS
End Customers

Scale Requires Partnerships

The complex logistics of sourcing locally and distributing globally, and the financing required to operate effectively at scale are huge barriers to anyone attempting to enter this market.

Mela solves these challenges through exclusive partnerships!

Qalara

Reliance Industries Limited

Qalara, a subsidiary of $286B market cap conglomerate Reliance Industries, has reach across India, Indonesia, Vietnam, Thailand, Sri Lanka, Philippines and more and handles procurement, quality control, logistics from production through shipping and delivery, and financing for all wholesale purchasing and distribution expenses.

In 2022, Mela became the exclusive US partner and seller of Qalara-sourced goods to key retailers for global wholesale.

This partnership is an incredibly significant competitive advantage for Mela and fuel for growth, providing the support to push toward a $30M annual run rate by 2026. *Past performance is not indicative of future results.

Our Approach Drives Growth


2018
$1,433,952
2019
$1,603,614
2020
$1,736,893
2021
$4,078,803
2022
$4,006,756
2023
$3,637,391
Estimated
2024
9,816,041
2025
$14,733,667
2026
$27,188,920

View Disclosure

Delighted Customers Become Brand Advocates

Our products, experience and mission resonate across platforms.

Platform	Rating
Amazon	★★★★☆ 4.6
Etsy	★★★★☆ 4.8
Shopify	★★★★☆ 4.5
Wayfair	★★★★☆ 4.6
Faire	★★★★☆ 4.6

> Honestly, can't keep these in the store. Customers love them. Probably because they are amazing quality for a very good price. And lovely also.
>
> — *Gregory* ★★★★★

> The details are exquisite while still matching perfectly with my decor. I love the impact this brand stands for knowing I am helping artisans over India stay
>
> — *Brandie* ★★★★★

> I bought two, hoping they'd be good - they didn't disappoint. As good or better than they look online. I'm very pleased - this is good quality, good value. Thank you!
>
> — *Laura* ★★★★★

Mela is on a Mission

~$1M
Total Wages

2,460
Jobs Created

400+
Women Empowered

~8,000
Full-time employment (over last 3 years)

$2.1M
Wages (2020-2022)

12,300
Families Impacted

Mela is a mission-driven company, positioned for sustainable profitability while delivering on real social impact goals.

We apply heritage techniques to contemporary designs to build reliable income streams for artisans, improving their livelihoods and the strengthening their communities.

Mela is committed to creating at least 10,000 artisan jobs annually with at least 25% of those being female artisans.

Meet The Team



Navroze Mehta

Founder & CEO

Founder of Mela Artisans, and serial entrepreneur, Co-founder and CEO of NovaVision, Founder of New Day Diagnostics and Impact Medical Innovations.



Sonali Mehta-Rao

Co-founder

Sonali is a seasoned entrepreneur with over a decade of global experience in social business innovation to expand access for marginalized communities. She is an Acumen Fellow, Unreasonable Mentor, and Professional Advisor at MIT's Legatum Center.



Anne Marie Langhan

VP of Sales

Seasoned retail executive with deep experience in merchandising, sourcing and sales in off-price and wholesale, across housewares, textiles, décor and storage.



José Cohen Shaooli

Director of Finance & Operations

A seasoned leader in sustaining growth. 10+ years of experience in consumer products for wholesale & retail channels. Strong expertise in finance, operational efficiency and cost optimization.



Eric Oswald

VP of E-commerce

Amazon and e-commerce expert with deep experience and track record of successfully launching and scaling a diverse array of products on Amazon.



Sharika Bhan

Managing Director - Mela India

30-year veteran of Indian retail and artisanal sourcing and product. Former executive at Fab India, India's largest handmade brand in the home and lifestyle segment.

What Your Investment Makes Possible

1



Grow net impact footprint by reaching 10,000 artisan jobs created per year.

2



Expand impact to new categories, regions and communities.

3



Champion empowerment of women by employing at least 25% female artisans.

4



Prioritize sustainable practices, including incorporating recycled and upcycled materials.

5



Prioritize organic, fair trade and traceability of materials.

6



Spearheading community development projects in education, training and healthcare.

Investment

$25 gift certificate for Mela Artisans' products

Investment

$100 gift certificate + early access to 2024 collection

Investment

$200 gift certificate + virtual workshop with artisans

Investment

$1000 gift certificate + personalized item

$250,000+ Investment

All expense paid 7 day visit to India including business class airfare, luxury hotels and a visit to artisan clusters in Delhi, Jaipur and Jodhpur (cities may change as needed)

Early Bird Perks

Receive additional bonus shares when you invest within the first days of offering, **launching MM/DD/YYYY***.

First 30 Days

Invest within the first 30 days and receive 20% bonus shares *(Community Exclusive)*

First 45 Days

Invest within the first 45 days and receive 15% bonus shares

First 60 Days

Invest within the first 60 days and receive 10% bonus shares

* First 30 days" begins on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("CST") (04:59 am Coordinated Universal Time ("UTC") on the 7th day following the Launch Date. The "First 45 days" begins at the conclusion of the First 30 days, and ends at 11:59 pm Eastern Daylight Time (CST")(04:59 am Coordinated Universal Time ("UTC") on the 45th day following the Launch Date. The "First 60 days" begins at the conclusion of the First 4530 days, and ends at 11:59 pm Eastern Daylight Time (CST")(04:59 am Coordinated Universal Time ("UTC") on the 60th day following the Launch Date.

FAQs

What is your company?

Mela Artisans is a mission-driven brand and artisanal sourcing platform. They design and source lifestyle products that are crafted by artisans in India using heritage techniques. Over the past 13 years, Mela has built an industry-leading supply chain made up of an extensive network of artisans. They focus on female empowerment and sustainable community impact. Mela has become a sought-after brand to fast-growing US retailers while expanding to Amazon and other e-commerce platforms.

Why should I invest?

Mela Artisans presents an attractive investment opportunity due to its unique combination of social impact and strong market potential. The company's commitment to preserving traditional Indian craftsmanship and empowering artisans, particularly women, aligns with growing consumer interest in ethical and sustainable products. With a robust supply chain and strategic partnerships, including with the giant Reliance Industries, Mela is poised for significant expansion, targeting a $30M run rate by 2024. Its diverse product range, presence in major retail and e-commerce platforms, and plans for further category expansion and international growth enhance its appeal. Additionally, Mela’s experienced leadership team, adept in retail and e-commerce, is well-equipped to drive the company's growth. This mix of social responsibility, market readiness, strategic partnerships, and growth potential makes Mela an enticing option for investors looking for both financial returns and positive social impact.

It’s a cool idea but how will you make money?

We plan to be profitable in 2024 and beyond and growing revenue with ambitious growth projections. We can make even more by expanding into more retail stores and into e-commerce channels.

READ ALL FAQS

Comments & Questions

What do you think?

0 Responses

Upvote Funny Love Surprised Angry Sad

0 Comments 1 Login ▾

Start the discussion...

LOG IN WITH

OR SIGN UP WITH DISQUS ?

Name

♡ • Share

Best Newest Oldest

Be the first to comment.

Subscribe Privacy Do Not Sell My Data

DISQUS

Home FAQs Updates Privacy Policy Terms & Conditions

INVEST NOW

© Copyright 2024 Mela Artisans. All rights reserved.

Crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Any past performance described is not indicative of future results. Further, investors may receive illiquid and/or restricted securities that may be subject to holding period requirements and/or liquidity concerns. The securities described may be equities, debt, or hybrid securities or derivatives. Each of these also have specific risks and differences based on the characteristics, referred to as the terms of the securities. Please review the Investor Education/FAQs to learn more about these risks.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. eDealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

* This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Mela Artisans (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.